Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Intercept Pharmaceuticals, Inc.:

We consent to the use of our report dated June 20, 2012 with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiary (a development stage enterprise) as of December 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2010 and 2011 and the information included in the cumulative from inception presentation for the period January 1, 2008 to December 31, 2011 (not separately presented therein) and to the references to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
September 4, 2012